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--------                                      U.S. SECURITIES AND EXCHANGE COMMISSION
 FORM 4                                                WASHINGTON, D.C. 20549
--------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    LONGER SUBJECT TO
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                X   Director             10% Owner
     Reid          Irvin            D.       Mack-Cali Realty Corporation (CLI)                ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below)
                                                Person (Voluntary)                            -----------------  ------------------
c/o Mack-Cali Realty Corporation                                             05/02
11 Commerce Drive
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original    X  Form filed by One Reporting Person
                                                                           (Month/Year)       ---
                                                                                                  Form filed by More than One
Cranford, New Jersey 07016                                                                    --- Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Common Stock                        5/15/02     M(1)            5,000      A      $26.25                           D
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Common Stock                        5/15/02     M(1)            5,000      A      $26.31                           D
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Common Stock                        5/15/02     M(1)            3,000      A      $31.625                          D
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Common Stock                        5/15/02     S(1)              500      D      $33.52                           D
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Common Stock                        5/15/02     S(1)           11,700      D      $33.45                           D
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* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                                 (Print or Type Responses)

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                                                                                                                         Page 2 of 3
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Common Stock                        5/15/02     S(1)              100      D      $33.44                           D
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Common Stock                        5/15/02     S(1)              100      D      $33.43                           D
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Common Stock                        5/15/02     S(1)              600      D      $33.42         0                 D
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* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                                 (Print or Type Responses)
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                                                                                                                         Page 3 of 3
FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                             -----------------------------------------------------------
                                                              Code    V        (A)        (D)        Date      Expira-
                                                                                                     Exer-     tion
                                                                                                     cisable   Date
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Director Stock Option                  $26.25     5/15/02     M(1)                       5,000        (2)     9/7/10
(Right to Buy)
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Director Stock Option                  $26.31     5/15/02     M(1)                       5,000        (3)     5/14/11
(Right to Buy)
------------------------------------------------------------------------------------------------------------------------
Director Stock Option                  $31.625    5/15/02     M(1)                       3,000        (4)     5/19/09
(Right to Buy)
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Common Stock         5,000                        0              D
------------------------------------------------------------------------------------------
Common Stock         5,000                        0              D
------------------------------------------------------------------------------------------
Common Stock         3,000                        0              D
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Explanation of Responses:
(1)      The reporting person obtained and sold the Common Stock as a result of the cashless exercise of Director Stock Options.
(2)      On September 7, 2000, the reporting person was granted an option to purchase
         5,000 shares of Common Stock. The option vested on September 7, 2001.
(3)      On May 14, 2001, the reporting person was granted an option to purchase 5,000 shares of Common Stock. The option vested on May 14, 2002.
(4)      On March 19, 1999, the reporting person was granted an option to purchase 3,000 shares of Common Stock. The option vested on March 19, 2000.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
   SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                     /s/ Irvin D. Reid                      6/10/02
                     -----------------------------------  -----------
                       **Signature of Reporting Person       Date


Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.
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